Exhibit 99.150

ENCORE ENERGY CORP.

VENDOR CODE OF CONDUCT

(As adopted by the Board on August 17, 2022)

enCore Energy Corp., together with its subsidiaries (collectively, the “Company”), is committed to lawful, ethical, safe and environmentally responsible behavior, and to acting professionally and fairly in all business dealings and relationships. We seek to maintain high standards in all aspects of our business and to comply with all applicable laws, rules and regulations. Actions taken by vendors, merchants and suppliers who provide products and/or services to the Company or who otherwise do business with the Company (all such suppliers, merchants and vendors and their respective employees, agents, subcontractors and affiliates are referred to herein collectively as “Vendors”) may influence the reputation and relationships of trust we hold with our customers, employees and stakeholders and, as a result, the Company expects all Vendors to maintain the Company’s same high legal, ethical, safety, environmental and human rights standards in connection with all business activities with the Company.

This Vendor Code of Conduct (“Code”) sets out guidelines and requirements for all Vendors who provide products and/or services to the Company or who otherwise do business with the Company. We expect each of our Vendors to comply with this Code in conducting business with or on behalf of the Company, even when this Code exceeds the requirements of applicable law. Violations of this Code can result in severe consequences for the Company and/or its Vendors. Accordingly, the Company will take appropriate action to ensure compliance with the Code, up to and including termination of business with the Vendor. While covering a wide range of business practices and procedures, this Code cannot, and does not, cover every issue that may arise, or every situation in which ethical decisions must be made, but rather sets forth key guiding principles of business conduct that the Company expects of its Vendors. The Company will not engage a Vendor if it believes the Vendor is not in compliance with this Policy or, for any reason, will not remain in compliance with this Policy throughout the term of engagement.

CODE OF CONDUCT

Each Vendor shall conduct its business relationship with the Company with honesty and integrity and in full compliance with the following policies and requirements:

1.	Conduct Under the Law

Compliance with Laws, Rules, and Regulations

Each Vendor shall conduct its business relationship with the Company in full compliance with all applicable laws, rules, regulations and this Code.

●	No Vendor shall commit an illegal or unethical act, nor instruct or authorize others to do so, for any reason in connection with any act, decision or activity that is or may appear to be related to the Vendor’s business relationship with the Company;
●	All situations shall be avoided which could be perceived as improper, unethical or indicative of a casual attitude towards compliance with the law or regulations in connection with any act, decision or activity that is or may appear to be related to the Vendor’s business relationship with the Company; and
●	All Vendors are expected to be sufficiently familiar with the laws and regulations that apply to them, seeking advice from counsel and/or other advisors, where appropriate.

Insider Trading

All non-public information about The Company shall be considered confidential information. Vendors of The Company must always maintain the confidentiality of such non-public information and never trade in the Company securities when aware of such information, nor use such information to “tip” others who might be reasonably expected to make an investment decision on the basis of this information. Such actions are not only unethical, but also illegal. If a Vendor has any questions, the Vendor should consult the Company’s Chief Administrative Officer and General Counsel.

Fraud, Bribery and Corruption

The Company has zero tolerance for Vendors found or suspected of engaging in, condoning, or tolerating fraud, bribery, corruption, or other illegal or unethical actions. Fraud is an intentional act or omission designed to deceive another person or to obtain a benefit to which one is not entitled. Bribery is an intentional offer of monetary or other benefit to another person, government official, company or other organization to secure, or attempt to secure, a benefit in the performance of a duty, to obtain or retain business, or to obtain any other improper advantage in the conduct of business.

Fair Competition

Vendors must abide by fair business practices, including truthful and accurate advertising.

Payments to Government Officials; Political Contributions

Vendors must comply with: (a) the U.S. Foreign Corrupt Practices Act, which prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business in any country; and (b) all U.S. government laws and regulations restricting the giving of business gratuities to U.S. government officials, in connection with the provision of goods or services to the Company or otherwise arising out of a business relationship between the Vendor and the Company. Vendors may not use Company resources or assets of any kind to pay for personal political contributions.

2.	Conduct with enCore Energy Corp.

Conflicts of Interest

Vendors must avoid any actual or potential conflicts of interest caused by either business or personal relationships with the Company’s customers, other Vendors, the Company’s competitors or potential competitors, or the Company’s employees. Any actual or potential conflict of interest, and any connection to, or affiliation with, a Company employee or the employee’s family member, a member of the employee’s household, or someone with whom the employee has a significant personal relationship, must be disclosed to the Company.

Protection and Proper Use of Corporate Assets and Opportunities

Theft, carelessness and waste have a direct, negative impact on the Company’ image, reputation and profitability, and will not be tolerated. Use of the Company assets shall only be for legitimate business purposes, and the use of the Company’ property for any unlawful, unauthorized or unethical purpose is strictly prohibited. No Vendor shall intentionally damage or destroy the property of the Company or commit or condone theft.

Confidentiality of Corporate Information

Vendors must maintain the confidentiality of information entrusted to them by the Company or its customers, except when disclosure is authorized or legally mandated. Confidential information includes (without limitation) all non-public information that might be of use to competitors or might be harmful to the Company or its partners and associates, if disclosed.

Legitimate Business Purposes

Vendors shall ensure that the Company’ assets are used for legitimate business purposes and that all transactions shall be made exclusively on the basis of price, quality, service and suitability to the Company’s needs.

3.	Conduct with respect to Health, Safety and the Environment

As stated in the Company’s Health, Safety, Environment and Sustainability Policy (the “Company’s HSES Policy”), a copy of which is published on the Company’s website at www.encoreuranium.com, the Company is committed to the operation of its facilities in a manner that puts the safety of its workers, contractors and community, the protection of the environment and the principles of sustainable development above all else. Whenever issues of safety conflict with other corporate objectives, safety shall be the first consideration.

The Company is committed to the following principles:

●	building and operating its facilities in compliance with all applicable laws and regulations of the jurisdictions in which it operates;
●	adopting and adhering to standards at all of its facilities that are protective of both human health and the environment;
●	considering environmental and social issues which may impact its stakeholders, including minority groups, local landholders and the communities in which it operates;
●	encouraging the ongoing development of sound programs of sustainability in the communities in which it operates;
●	keeping radiation health and safety hazards and environmental risks as low as reasonably achievable; and
●	striving for the best outcomes possible in every situation.

Each Vendor is expected to: (a) comply with all applicable laws and regulations relating to worker health and safety and protection of public health and the environment, including transportation matters; (b) comply with all of its permits and licenses applicable to all goods or services provided to or business conducted with the Company; and (c) comply with the spirit, and any applicable provisions, of the Company’s HSES Policy in connection with all goods or services provided to or business conducted with the Company. The Company may conduct supply chain audits of its Vendors for purposes of health, safety and environmental matters in any instance where it has a good reason to believe that a Vendor is conducting its business for the Company in a way that actually or threatens to violate the foregoing expectations, and the Vendor is expected to fully cooperate.

4.	Conduct with Respect to Human Rights

Respect for human rights is of fundamental importance to the Company. The Company strictly prohibits the use of child labor or forced labor in all steps of its supply chain. In addition, the Company has identified the following human rights priorities, which are noted for their particular relevance to the uranium industry at large, as well as the regions in which the Company operates:

●	Protection of minority groups’ rights, with a policy of respect for varying ethnic, religious, national and linguistic identities and accommodation of those groups’ respective practices and traditions;
●	Protection of women’s rights, with a goal of diversifying job opportunities for women in the mining industry; and
●	Economic inclusion for suppliers and vendors with equal opportunities for employing individuals and businesses from the rural communities in which the Company operates, as well as members of nearby tribes.

The Company expects each Vendor to:

●	adhere to all applicable federal, state and provincial employment laws, and to prohibit discrimination in all aspects of employment based on race, appearance, color, religion, sex, gender identity, sexual orientation, national origin, ethnicity, disability or age (collectively, “Diversity”);
●	treat all Company employees with professional courtesy and respect at all times and specifically not subject any Company employee to unwelcome sexual advances, requests for sexual favors, verbal or physical conduct which might be construed as sexual or harassing in nature, comments based on Diversity, or other non-business personal comments or conduct that makes others uncomfortable; and

●	otherwise comply with the spirit of the Company’ Human Rights Policy.

The Company may conduct supply chain audits of its Vendors for purposes of human rights matters in any instance where it has a good reason to believe that a Vendor is conducting its business for the Company in a way that actually or threatens to violate the foregoing expectations, and the Vendor is expected to fully cooperate.

5.	Assistance to Vendors in Improving their Compliance with the Human Rights and Other Provisions of this Code

If a Vendor has any questions regarding this Code, including how the Vendor may better comply with the Human Rights and other provisions of this Code, the Vendor is invited to consult with the Company’s Chief Administrative Officer and General Counsel.

ADMINISTRATION OF THIS CODE

Periodic Review by HSES Committee and Board

This Code has been adopted by the Company’s Board of Directors (the “Board”) and will be reviewed on an annual basis by the Company’s Health, Safety, Environmental and Sustainability Committee and the Board, and may be amended or supplemented from time to time.

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